

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 3, 2007

Mr. Lewis E. Walde
Chief Financial Officer
Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d' Alene, Idaho 83815-9408

> **Re: Hecla Mining Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 1-08491**

Dear Mr. Walde:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Summary of Significant Accounting Policies

H. Properties, Plants and Equipment, page F-9

1.   We note your policy disclosure that indicates costs are capitalized when you have
        determined that an orebody can be economically developed. Please expand your
        policy disclosure to address your accounting for drilling and related costs incurred
        to convert measured, indicated and inferred resources to reserves. In addition,
        please address your accounting policy for costs incurred to identify new resources
        within a concession that has proven or probable reserves.

2.   We note your disclosure that indicates secondary development costs at operating
        mines are charged to operations as incurred. Please clarify to us and in your
        disclosure the nature of these development costs.

Note 8 – Commitments and Contingencies, page F-24

3.   We note your disclosure that indicates you have not made any accrual associated
        with the EPA's notice of costs incurred relating to the Bunker Hill site. It appears
        from your disclosure that you have received notice alleging initially $14.6 million
        and later a revised notice for $15.2 million of costs incurred by the agency.
        Please tell us why you believe you are unable to estimate your liability for these
        claims. Please refer to AICPA SOP 96-1 and paragraph 8 of SFAS 5 for
        guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief